DESTINY MINERALS INC.
246 Horsham Avenue
North York, Ontario
Canada M2N 2A6
Tel: (888) 512-9124

July 22, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Ms. Anne Nguyen Parker
                  Branch Chief

RE:   Destiny Minerals Inc.
         Form S-1 Registration Statement
         Registration No. 333-151693

Dear Ms. Parker:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Destiny Minerals Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Friday, July 25, 2008 at 1:30 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   Destiny Minerals Inc.
         Form S-1 Registration Statement
         Registration No. 333-151693
July 22, 2008

    The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

DESTINY MINERALS INC.

BY:   EMAD PETRO
         Emad Petro, President, Principal Executive Officer,
         Principal Accounting Officer, Principal Financial
         Officer, Secretary, Treasurer and sole member of
         the Board of Directors

cc: Conrad C. Lysiak